UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Babcock & Wilcox Enterprises, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

05614L100
(CUSIP Number)

December 31, 2016
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 8 Pages

CUSIP NO. 05614L100	Page 2 of 8 Pages

1.	Names of Reporting Persons

      Blue Harbour Group, LP

2.	Check the Appropriate Box If a Member of a Group (See Instructions)

a.	[ ]

b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

0

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

0%

12.	Type of Reporting Person (See Instructions)

IA; PN

CUSIP NO. 05614L100	Page 3 of 8 Pages

1.	Names of Reporting Persons

      Blue Harbour Holdings, LLC

2.	Check the Appropriate Box If a Member of a Group (See Instructions)

a.	[ ]

b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

0

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

0%

12.	Type of Reporting Person (See Instructions)

HC; OO

CUSIP NO. 05614L100	Page 4 of 8 Pages

1.	Names of Reporting Persons

      Clifton S. Robbins

2.	Check the Appropriate Box If a Member of a Group (See Instructions)

a.	[ ]

b.	[X]

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States

	5.	Sole Voting Power
Number of Shares		0
Beneficially Owned By Each	6.	Shared Voting Power 0
Reporting Person With	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power
		0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person

0

10.	Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

[   ]

11.	Percent of Class Represented By Amount in Row (9)

0%

12.	Type of Reporting Person (See Instructions)

HC; IN

CUSIP NO. 05614L100	Page 5 of 8 Pages

Item 1(a).	Name of Issuer:

Babcock & Wilcox Enterprises, Inc. (the "Issuer").

Item 1(b).	Address of the Issuer's Principal Executive Offices:

The Harris Building
13024 Ballantyne Corporate Place, Suite 700
Charlotte, North Carolina 28277

Item 2(a).	Name of Person Filing:

i) Blue Harbour Group, LP (“Manager”);
ii) Blue Harbour Holdings, LLC (“Manager GP”); and
iii) Clifton S. Robbins (“Mr. Robbins”)

Manager, Manager GP and Mr. Robbins are herein sometimes referred to each as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of Manager and Manager GP is 646 Steamboat Road, Greenwich, Connecticut 06830.  Mr. Robbins’ business address is c/o Manager at the foregoing address.  Mr. Robbins is the Chief Executive Officer of Manager.

Item 2(c).	Citizenship:

i)	Manager is a Delaware limited partnership;

ii)	Manager GP is a Delaware limited liability company; and

iii)	Mr. Robbins is a United States citizen.

Item 2(d).	Title of Class of Securities:
Common Stock, par value $0.01 per share (the “Common Stock”).
Item 2(e).	CUSIP Number:

05614L100

CUSIP NO. 05614L100	Page 6 of 8 Pages

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(e) Manager is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940.
(g) Manager GP is a parent holding company and Mr. Robbins is a control person of Manager.

Item 4.	Ownership:

Item 4(a).	Amount Beneficially Owned:

See response to Item 9 on each cover page. As of December 31, 2016, the Reporting Persons beneficially owned 0 shares of Common Stock.

Item 4(b).	Percent of Class:

See response to Item 11 on each cover page.  As of December 31, 2016, each of the Reporting Persons may be deemed to be the beneficial owner of 0% of the total number of shares of Common Stock outstanding.

Item 4(c).	Number of shares as to which such person has:

Blue Harbour Group, LP
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	0

Blue Harbour Holdings, LLC
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	0

Mr. Robbins
(i)	Sole power to vote or direct the vote	0
(ii)	Shared power to vote or to direct the vote	0
(iii)	Sole power to dispose or to direct the disposition of	0
(iv)	Shared power to dispose or to direct the disposition of	0

CUSIP NO. 05614L100	Page 7 of 8 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof any of the Reporting Persons have ceased to be the beneficial owners of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

By signing below each of the Reporting Persons certifies that, to the best of such person's knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP NO. 05614L100	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: January 10, 2017	BLUE HARBOUR GROUP, LP

By: Blue Harbour Holdings, LLC, its general partner

By: /s/ Clifton S. Robbins
Clifton S. Robbins
Managing Member

Date: January 10, 2017	BLUE HARBOUR HOLDINGS, LLC

By: /s/ Clifton S. Robbins
Clifton S. Robbins
Managing Member

Date: January 10, 2017	/s/ Clifton S. Robbins
Clifton S. Robbins